SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2009

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-15339

A.                       Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CHEMTURA CORPORATION
EMPLOYEE SAVINGS PLAN

B.                         Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Chemtura Corporation
1818 Market Street
Philadelphia, Pennsylvania 19103

199 Benson Road
Middlebury, Connecticut 06749

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMTURA CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 24, 2010	By:	/s/ Kevin V. Mahoney
Kevin V. Mahoney
Senior Vice President and
Corporate Controller

2

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2009 and 2008 and
For the Year Ended December 31, 2009

3

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2009 and 2008

Description	Page(s)

Report of Independent Registered Public Accounting Firm as of December 31, 2009 and 2008, and for the year ended December 31, 2009	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits (Modified Cash Basis) December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Plan Benefits (Modified Cash Basis) for the year ended December 31, 2009	3

Notes to Financial Statements	4-15

Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) December 31, 2009	16

Consent of Caron & Bletzer, PLLC – Exhibit 23.1

Certain supplemental schedules have been omitted because they are either not required or not applicable.

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors of
Chemtura Corporation:

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Chemtura Corporation Employee Savings Plan (the "Plan") as of December 31, 2009 and 2008 and the related statement of changes in net assets available for plan benefits (modified cash basis) for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chemtura Corporation Employee Savings Plan as of December 31, 2009 and 2008 and the changes in net assets available for plan benefits for the year ended December 31, 2009, on the basis of accounting described in Note B.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC
Kingston, NH
June 24, 2010

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Modified Cash Basis)
December 31, 2009 and 2008

	2009	2008

Cash	$2,228,997	$112,760

Investments, at fair value:
Common collective trusts	62,278,045	91,193,720
Mutual funds	228,030,909	177,053,950
Chemtura Corporation common stock	8,677,339	5,509,489
Participant loans	5,927,360	6,550,120

Total investments	304,913,653	280,307,279

Net assets available for plan benefits at fair value	307,142,650	280,420,039

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit responsive investment contracts	782,467	2,994,421

Net assets available for plan benefits	$307,925,117	$283,414,460

The accompanying notes are an integral
part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Modified Cash Basis)
For the year ended December 31, 2009

2009
Additions:
Participant contributions	$10,761,736
Rollover contributions	439,457
Employer contributions	7,080,287
Net appreciation in fair value of investments	57,302,463
Dividend and interest income	6,080,793

Total additions	81,664,736

Deductions:
Distributions to participants	56,768,640
Administrative fees	385,439

Total deductions	57,154,079

Net increase	24,510,657

Net assets available for plan benefits, beginning of year	283,414,460

Net assets available for plan benefits, end of year	$307,925,117

The accompanying notes are an integral
part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

A.	PLAN DESCRIPTION:

The following description of the Chemtura Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by Chemtura Corporation (the “Company”) covering eligible employees of the Company and its participating subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The plan administrator is the Chemtura Corporation Employee Benefits Committee.  Fidelity Investments is the trustee and record keeper of the Plan. The investments of the Plan are held in a trust arrangement.

Eligibility

The Plan allows substantially all Company employees to participate in the Plan. Employees become eligible to participate in the Plan beginning on the first day of the first calendar month following their date of hire.

Participant Contributions

Participants may contribute up to 50% of their pre-tax annual compensation (as defined by the Plan), subject to Internal Revenue Code (“IRC”) limitations, for non-highly compensated employees, or 20% for highly compensated employees. Certain bargaining employees may also elect to make post-tax contributions.  Each newly hired employee is automatically enrolled in the plan.  Pre-tax contributions of 3% of compensation begin with the first pay period occurring 60 days after the participant's participation date.  The participant may elect to cease or change the amount of these contributions at any time.  Participant contributions are subject to an Internal Revenue Service deferral limitation, which was $16,500 in 2009.

Participants who are at least age 50 may make an additional pretax "catch-up" contribution subject to IRC limitations.  Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Employer Contributions

Non-bargaining employees will receive employer matching contributions of 100% up to a maximum of 6% of a participant’s earnings. Notwithstanding the foregoing, in the case of a participant who cannot make continuous pretax contributions because the participant reaches the $16,500 limit, the pretax contribution shall be treated has having made throughout the plan year for the purposes of determining the employee matching contributions.  Prior to January 1, 2009 employees other than bargaining employees, also received an additional fixed employer contribution each pay period equal to 3% of earnings.  Effective January 1, 2009, non-bargaining employees no longer receive such a contribution.

Bargaining employees shall receive employer fixed and matching contributions in accordance with the following terms prescribed in the Plan document for their respective location:

Bargaining employees of the Company's Westlake, Louisiana, Adrian, Michigan and Mapleton, Illinois facilities receive matching contributions of 50% of up to 6% of eligible earnings for a maximum match of 3% of compensation.  Effective December 31, 2008 certain bargaining employees who meet certain requirements agreed upon by the Company and the Lake Charles Metal Trades Council are eligible for matching contributions of 100% of up to 6% of participant deferrals, as well as an employer fixed contribution of 3% of compensation.

Bargaining employees of the Company's Perth Amboy, New Jersey facility receive matching contributions of 50% of up to 6% of eligible earnings for maximum match of 3% of compensation. Effective November 1, 2006 certain bargaining employees who meet requirements agreed upon by the Company and the United Steel Workers Union are eligible for matching contributions of 100% of up to 6% of eligible earnings. These employees are also eligible to receive employer fixed contributions of 3% of compensation for 2008 and 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Effective January 1, 2006, non-bargaining participants are automatically 100% vested in all Company matching contributions and earnings thereon. A non-bargaining participant’s interest in the Company’s fixed contributions and earnings thereon vests according to the following:

Completed Years of Service	Percent Vested

Less than 3	0%
3 or more	100%

Participants become 100% vested in the Company’s fixed contributions and earnings thereon upon death, change of company control,  total and permanent disability, or attainment of normal retirement age.

A bargaining participant’s interest in the Company’s contributions and earnings thereon vests according to the schedules outlined in the Plan document specific to each location.

Participants’ interests in employer contributions attributable to the Crompton Corporation Employee Stock Ownership Plan ("ESOP") vested 25% each year and are 100% vested after 4 years of service. Participants become 100% vested in ESOP employer contributions and earnings thereon upon death, change of company control, total and permanent disability, or attainment of normal retirement age.

Participant’s interest in Great Lakes employer contributions made prior to January 1, 2006 vest 20% each year after 1 year of service and is 100% vested after 6 years of service. Participants become 100% vested in Great Lakes employer contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan.  Forfeitures are used to reduce future employer contributions or pay administrative expenses for the Plan.  Total unapplied forfeitures were $121,112 and $181,533 at December 31, 2009 and 2008, respectively.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Forfeitures in the amount of $333,038 were used to pay administrative expenses during 2009.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Participants who have a vested account balance in excess of $1,000 may leave their funds invested in the Plan or may elect a lump sum distribution.  Participants with a vested ESOP account balance may elect to receive their ESOP balance in the form of stock shares, instead of cash.

A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship”.  Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate.

Any participant eligible to participate in the Witco plan, a predecessor plan, as of December 31, 2000 may withdraw from the Plan any after-tax contributions and interest earned thereon.

Participant Loans

A participant may borrow aggregate amounts up to the lesser of $50,000 or 50% of the participant’s vested account balance, subject to plan limitations. The minimum loan allowed is $1,000. Loans must bear a reasonable rate of interest commensurate with local prevailing interest rates, as determined by the plan administrator. Loans are collateralized by the participant’s nonforfeitable interest in the Plan and are supported by a promissory note.  Loans must be repaid over a period not to exceed five years unless the loan proceeds are used for the purchase of a primary residence, in which case a longer repayment period is allowed.  A participant may have no more than two loans outstanding at any one time.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

B.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Adoption of Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.  SFAS No. 168 is effective for financial statements for annual periods ending after September 15, 2009 and establishes the FASB Accounting Standards Codification (“ASC”).  Under SFAS No.168, now referred to as ASC 105-10, the ASC became the only source of authoritative U.S. generally accepted accounting principles (“U.S. GAAP”) to be applied by non-governmental entities and superseded all existing non-SEC accounting and reporting standards.  The Plan adopted the codification as of December 31, 2009.  As the ASC does not create new accounting rules, but only provides a comprehensive system to reorganize previously existing U.S. GAAP in a single authoritative source, its adoption had no effect on the Plan’s financial position.

In April 2009, the FASB issued an amendment to ASC 820-10 Fair Value Measurements and Disclosure (formerly FSP No. FAS 157-4).  The amendment provides additional guidance on how to determine the fair value of an investment when the volume and level of activity for the asset or liability have significantly decreased and in identifying transactions that are not orderly.  It also expands disclosure requirements for investments by requiring detail by major security type.  The Plan adopted this amendment on December 31, 2009, resulting in no effect on its financial position.

In May 2009, the FASB issued ASC 855-10 Subsequent Events (formerly SFAS No. 165). ASC 855-10 establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Plan adopted this standard on December 31, 2009, resulting in no effect on its financial position.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”).  ASU 2009-12 provides guidance on how organizations should estimate the fair value of certain alternative investments, effective for periods ending after December 15, 2009.  The fair value of investments within the scope of the guidance can now be determined using net asset value (“NAV”) as a practical expedient, unless it is probable the investment will be sold at something other than NAV.  The Plan adopted this amendment on December 31, 2009, resulting in no effect on its financial position.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which primarily requires new disclosures related to the levels within the fair value hierarchy.  An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3.  In addition, ASU 2010-06 will amend the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level.  ASU 2010-06 will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010.  The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

Basis of Accounting

The accompanying financial statements have been prepared using a modified basis of accounting of cash receipts and disbursements; consequently, contributions, interest and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred.  Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through a common collective trust. As required by the standard, the statements of net assets available for plan benefits present the fair value of the common collective trust as well as the adjustment of the common collective trust from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Accounting standards establish a fair value hierarchy, which require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value as described below.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Participants determine the percentage in which contributions are to be invested in each fund. Mutual funds are recorded at fair market value as determined by quoted market prices, which results in a level one classification. The Chemtura

Corporation common stock is valued at its year-end closing price. This price is a quoted market price which results in a level one classification. The money market fund is valued based on the fund’s underlying assets as reported by the trustee.  This results in a level two classification for the Plan’s interest in the money market fund.  The Plan’s interest in the common collective trust is valued based on information reported by the trustee with reference to the fair market value of the trust's underlying assets at year end, which results in a level two classification.  Participant loans are stated at amortized cost which approximates fair value.  Due to the nature of the inputs this valuation method results in a level three classification for participant loans.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:

	2009
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$62,278,045	$-	$62,278,045	$-
Mutual funds:
Foreign large blend	2,665,643	2,665,643	-	-
Foreign large growth	19,178,065	19,178,065	-	-
Intermediate bond	26,580,162	26,580,162	-	-
Small blend	6,035,268	6,035,268	-	-
Mid-cap blend	13,938,305	13,938,305	-	-
Large blend	69,843,081	69,843,081	-	-
Mid-cap growth	14,035,902	14,035,902	-	-
Large value	34,678,578	34,678,578	-	-
Retirement income	1,929,355	1,929,355	-	-
Target date	39,146,550	39,146,550	-	-
Total mutual funds	228,030,909	228,030,909	-	-
Company stock	8,677,339	8,677,339	-	-
Participant loans	5,927,360	-	-	5,927,360

Total	$304,913,653	$236,708,248	$62,278,045	$5,927,360

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

	2008
Description	Total	Level 1	Level 2	Level 3
Common collective trusts:
Stable value	$70,513,311	$-	$70,513,311	$-
U.S. equities	20,680,409	-	20,680,409	-
Total common collective trusts	91,193,720	-	91,193,720	-
Mutual funds:
Foreign large blend	1,942,283	1,942,283	-	-
Foreign large growth	16,260,527	16,260,527	-	-
Intermediate bond	24,626,683	24,626,683	-	-
Money market	2,135,869	-	2,135,869	-
Small blend	4,234,766	4,234,766	-	-
Mid-cap blend	11,412,954	11,412,954	-	-
Large blend	7,746,632	7,746,632	-	-
Large growth	32,951,591	32,951,591	-	-
Mid-cap growth	11,208,069	11,208,069	-	-
Large value	29,695,049	29,695,049	-	-
Retirement income	1,951,159	1,951,159	-	-
Target date	32,888,368	32,888,368	-	-
Total mutual funds	177,053,950	174,918,081	2,135,869	-
Company stock	5,509,489	5,509,489	-	-
Participant loans	6,550,120	-	-	6,550,120

Total	$280,307,279	$180,427,570	$93,329,589	$6,550,120

Level 1: Valued using quoted prices in active markets for identical assets.
Level 2: Valued using other observable inputs.
Level 3: Valued using significant unobservable inputs.

The table below sets forth a summary of changes in the fair value of the Plan’s level three investment assets for the year ended December 31, 2009:

Participant loans

Balance at beginning of year	$6,550,120
Net loan advances (repayments)	(622,760)

Balance at end of year	$5,927,360

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

The Plan invests in a common collective trust that calculates net asset value per share in accordance with FASB guidance commonly followed by investment companies. This investment is reported at fair value based on the net asset value per share as reported by the investee.  The common collective trust held by the Plan is a stable value investment which primarily invests in insurance contracts and corporate and government agency bonds.  The fair value of the common collective trust has been estimated using the net asset value per share of the investments.  Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period.  Participant directed redemptions are allowed daily and there are no restrictions on redemptions of this investment.

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses are determined using historical cost.  Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction.  All other expenses incurred in the administration of the Plan are first offset against forfeitures, if any, with any remaining balances paid by the Company at its discretion or by the Plan.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with the modified cash basis of accounting requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Although the shares of the Company’s common stock held by the Plan continue to trade on the Pink Sheets Electronic Quotation Service, the trading prices may have little or no relationship to the actual recovery, if any, by the Plan under any eventual bankruptcy court approved reorganization plan.  The opportunity for any recovery by the Plan under such a reorganization plan is uncertain as all creditors’ claims must be met in full, with interest where due, before value can be attributed to the common stock and, therefore, the shares of the Company’s common stock may be cancelled without any compensation pursuant to such a reorganization plan.

C.           INVESTMENTS:

The following represents the Plan’s investments as of December 31, 2009 or 2008 that represented 5% or more of the net assets available for plan benefits:

	2009		2008
Common Collective Trusts:
Fleet Bank Stable Asset Fund	$-		$63,144,466	*
Fidelity U.S. Equity Index Pooled Account	-		20,680,409	*
Fidelity Managed Income Portfolio II	62,278,045	*	7,368,845
Mutual Funds:
Dodge & Cox Stock Fund	28,431,035	*	24,144,876	*
Dodge & Cox Income Fund	16,722,939	*	15,081,177	*
Fidelity Growth Company Fund	39,420,730	*	20,273,189	*
Fidelity Diversified International Fund	19,178,065	*	16,260,527	*
Spartan 500 Index Fund	30,422,351	*	-

* Represents 5% or more of net assets available for plan benefits.

During the year ended December 31, 2009, the investments held by the Plan (including investments bought, sold and held during the year) appreciated in value as follows:

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

2009

Chemtura Corporation common stock	$9,669,426
Mutual funds	47,633,037
Total net appreciation in fair value	$57,302,463

D.          TAX STATUS:

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated April 16, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting standards require recording uncertain tax positions that exist in the Plan’s financial statements.  Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements.

E.           PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

F.           PLAN TERMINATION:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA.

G.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

	2009	2008
Net assets available for plan benefits on the financial statements	$307,925,117	$283,414,460

Less: Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit responsive investment contracts	(782,467)	(2,994,421)

Net assets available for plan benefits on the Form 5500	$307,142,650	$280,420,039

The following is a reconciliation of net appreciation on the financial statements to the Form 5500 for the year ended December 31, 2009:

Net appreciation on the financial statements	$57,302,463

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit responsive investment contracts for the years ended:

December 31, 2009	(782,467)
December 31, 2008	2,994,421

Net appreciation on the Form 5500	$59,514,417

H.	SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
EIN: 52-2183153
Plan Number: 034

SCHEDULE H, Line 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
________

(a)	(b)	(c)	(d)	(e)

		Description of investment including
	Identity of issue, borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par or maturity value	Cost	value

*	Fidelity Managed Income Portfolio II	Common collective trust	**	$62,278,045

	Columbia Acorn Fund	Mutual fund	**	14,035,902
	Dodge & Cox Income Fund	"	**	16,722,939
	Dodge & Cox Stock Fund	"	**	28,431,035
	Vanguard Total Bond Market Fund	"	**	9,857,223
	Vanguard Small Cap Index Fund	"	**	3,102,297
	Vanguard Wellesley Fund	"	**	6,247,543
	RS Partners Fund	"	**	2,932,971
*	Fidelity Low Priced Stock Fund	"	**	11,235,304
*	Fidelity Diversified International Fund	"	**	19,178,065
*	Fidelity Growth Company Fund	"	**	39,420,730
*	Fidelity Freedom Income Fund	"	**	1,929,355
*	Fidelity Freedom 2000 Fund	"	**	312,207
*	Fidelity Freedom 2010 Fund	"	**	12,535,708
*	Fidelity Freedom 2020 Fund	"	**	9,292,034
*	Fidelity Freedom 2030 Fund	"	**	3,442,852
*	Spartan Extended Market Index Fund	"	**	2,703,001
*	Spartan International Index Fund	"	**	2,665,643
*	Spartan 500 Index Fund	"	**	30,422,351
*	Fidelity Freedom 2040 Fund	"	**	2,361,256
*	Fidelity Freedom 2005 Fund	"	**	105,041
*	Fidelity Freedom 2015 Fund	"	**	4,178,744
*	Fidelity Freedom 2025 Fund	"	**	3,601,498
*	Fidelity Freedom 2035 Fund	"	**	2,265,895
*	Fidelity Freedom 2045 Fund	"	**	357,867
*	Fidelity Freedom 2050 Fund	"	**	693,448
	Total mutual funds			228,030,909

*	Chemtura Corporation common stock	Common stock	**	8,677,339

*	Participant loans	(5.00%-9.50%)	-	5,927,360

		Total Investments		$304,913,653

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.